United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 3, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F D ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

On April 3, 2018, Coca-Cola European Partners plc (the “Company”) submitted a notice to the Global Exchange Market of the Irish Stock Exchange plc regarding the consent of the noteholders to the substitution of the Company in place of Coca-Cola European Partners US, LLC (as successor by merger to Coca-Cola Enterprises, Inc. (formerly named International CCE Inc.)) (“CCEP US”) at meetings of the noteholders conducted pursuant to certain consent solicitations conducted by the Company and CCEP US outside the United States in accordance with Regulation S under the Securities Act of 1933.  A copy of the notice is filed herewith as Exhibit 99.1 and is incorporated by reference herein in its entirety.

Exhibits

Exhibit 99.1	Notice of Coca-Cola European Partners US, LLC to the Global Exchange Market of the Irish Stock Exchange plc, dated April 3, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)

Date: April 3, 2018	By:	/s/ Joyce King-Lavinder
	Name:	Joyce King-Lavinder
	Title:	Vice President and Treasurer